UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*


                             SENTIGEN HOLDING CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81726V104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 29, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)





         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    |_|    Rule 13d-1(b)
                    |X|    Rule 13d-1(c)
                    |_|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  81726V104              SCHEDULE 13G             Page 2 of 7 Pages
--------------------------                              -----------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Susan Chapman
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                      993,900 Shares
                            ---------------------------------------------------
         NUMBER OF          6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  -0-
         OWNED BY           ---------------------------------------------------
           EACH             7        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     993,900 Shares
           WITH             ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          993,900 Shares
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                                                                SHARES*    |_|
-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          15.8%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  81726V104              SCHEDULE 13G             Page 3 of 7 Pages
--------------------------                              -----------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Frederick R. Adler Intangible Asset Management Trust
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida
-------------------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                      703,573 Shares
                            ---------------------------------------------------
         NUMBER OF          6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  -0-
         OWNED BY           ---------------------------------------------------
           EACH             7        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     703,573 Shares
           WITH             ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          703,573 Shares**
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                                                                SHARES*    |_|
-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.2%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          00
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________
** Ms. Chapman, as the only Trustee of the Trust, has sole voting and dispositive power over these shares.

CUSIP No.  81726V104              SCHEDULE 13G             Page 4 of 7 Pages
--------------------------                              -----------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Longview Partners, L.P.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                      290,327 Shares
                            ---------------------------------------------------
         NUMBER OF          6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  -0-
         OWNED BY           ---------------------------------------------------
           EACH             7        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     290,327 Shares
           WITH             ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          290,327Shares***
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                                                                SHARES*    |_|
-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4,7%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________

*** Ms. Chapman, as the General Partner of Longview Partners, L.P., has sole voting and dispositive power over these shares.

Item 1(a).          Name of Issuer:

                    Sentigen Holding Corp. ("Issuer")
                    -----------------------------------------------------------

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    580 Marshall Street, Phillipsburg, New Jersey 08865
                    -----------------------------------------------------------

Item 2(a).          Name of Person Filing:

                    (1) Susan Chapman ("Chapman")
                    -----------------------------------------------------------

                    (2) Frederick R. Adler Intangible Asset Management Trust (
                        the "Trust")
                    -----------------------------------------------------------

                    (3) Longview Partners, L.P. ("Longview")
                    -----------------------------------------------------------

Item 2(b).          Address of Principal Business Office or, if None, Residence:

                    (1) Chapman's business address is 175 East 64th Street, New
                        York, New York 10021.
                    -----------------------------------------------------------

                    (2) The Trust's business address is c/o Susan Chapman,
                        175 East 64th Street, New York, New York 10021.
                    -----------------------------------------------------------

                    (3) Longview's business address is c/o Susan Chapman,
                        175 East 64th Street, New York, New York 10021
                    -----------------------------------------------------------

Item 2(c).          Citizenship:

                    (1) Chapman is a United States citizen.
                    -----------------------------------------------------------

                    (2) The Trust is a trust established pursuant to the laws
                        of the State of Florida.
                    -----------------------------------------------------------

                    (2) Longview is a partnership organized under the laws of
                        the State of Delaware.
                    -----------------------------------------------------------

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $.01 per share
                    -----------------------------------------------------------

Item 2(e).          CUSIP Number:

                    81726V104
                    -----------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

       (a) |_|  Broker or dealer registered under Section 15 of the Exchange Act
       (b) |_|  Bank as defined in Section 3(a)(6) of the Exchange Act
       (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act
       (d) |_| Investment company registered under Section 8 of the Investment Company Act
       (e) |_|  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
       (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
       (g) |_| A parent holding company or control person in acordance with Rule 13d-1(b)(1)(ii)(G)
       (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
       (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
       (j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.      Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)     Amount Beneficially Owned:

               (1) Chapman disclaims, but may be deemed to beneficially own an aggregate of 993,900 shares of the Issuer's Common Stock. This amount represents (i) 553,573 shares of Common Stock and 150,000 shares of Common Stock issuable upon exercise of immediately exercisable options held in the Trust ("Trust Shares"), of which Chapman is sole Trustee, and (ii) 290,327 shares of Common Stock held by Longview ("Longview Shares" and together with the Trust Shares, the "Securities"), of which Chapman is the General Partner. The Trust Shares were transferred to the Trust by Frederick Adler on November 29, 2000. No consideration was paid with respect to such transfer. Mr. Adler is a director of the Issuer and settlor and beneficiary of the Trust. As Trustee of the Trust and General Partner of Longview, Chapman has sole voting and dispositive power over the Securities.

               (2) The Trust beneficially owns an aggregate of 703,573 shares of the Issuer's Common Stock. This amount represents (i) 553,573 shares of Common Stock and (ii) 150,000 shares of Common Stock issuable upon exercise of immediately exercisable options. As Trustee of the Trust, Chapman has sole voting and dispositive power over the Trust Shares. The Trust disclaims beneficial ownership of the Longview Shares, and those shares are not included in the above amounts.

               (3) Longview beneficially owns an aggregate of 290,327 shares of the Issuer's Common Stock. As General Partner of Longview, Chapman has sole voting and dispositive power over the Longview Shares. Longview disclaims beneficial ownership of the Trust Shares, and those shares are not included in the above amounts.

         (b) Percent of Class:
             (1)   Chapman: 15.8%
             (2)   Trust: 11.2%
             (3) Longview: 4.7%

         (c) Number of shares as to which such person has:
             (i)  sole power to vote or to direct vote:
                        (1)  Chapman: 993,900 Shares
                        (2)  Trust: 703,573 Shares
                        (3)  Longview: 290,327 Shares
             (ii)  shared power to vote or to direct vote:
                        (1)  Chapman: 0 Shares
                        (2)  Trust: 0 Shares
                        (3)  Longview: 0 Shares
             (iii)  sole power to dispose or to direct the disposition of:
                        (1)  Chapman: 993,900 Shares
                        (2)  Trust: 703,573 Shares
                        (3)  Longview: 290,327 Shares
             (iv)  shared power to dispose or to direct the disposition of:
                        (1)  Chapman: 0 Shares
                        (2)  Trust: 0 Shares
                        (3)  Longview: 0 Shares

Item 5.      Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       December 4, 2000

                        /s/ Susan Chapman
                      ---------------------------------------
                       Susan Chapman

                       Frederick R. Adler Intangible Asset Management Trust


                       By: /s/ Susan Chapman
                          ---------------------------------
                          Name: Susan Chapman
                          Title: Trustee

                       Longview Partners, L.P.


                       By:  /s/ Susan Chapman
                          --------------------------------
                           Name: Susan Chapman
                           Title: General Partner

                                                             EXHIBIT 1

                             JOINT FILING AGREEMENT

      AGREEMENT dated as of December 4, 2000, among Susan Chapman, Frederick R. Adler Intangible Asset Management Trust and Longview Partners, L.P. (collectively, the "Parties").

         Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13G to report its beneficial interest in shares of common stock, par value $.01 per share, of Sentigen Holding Corp. ("Schedule 13G") and it will file the Schedule 13G on behalf of itself.

         Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.



                        /s/ Susan Chapman
                      ---------------------------------------
                       Susan Chapman

                       Frederick R. Adler Intangible Asset Management Trust


                       By: /s/ Susan Chapman
                          ---------------------------------
                          Name: Susan Chapman
                          Title: Trustee

                       Longview Partners, L.P.


                       By:  /s/ Susan Chapman
                          --------------------------------
                           Name: Susan Chapman
                           Title: General Partner